VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2009 APR 21 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09045926

SUPPL

1 April 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and

- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

dle 4/22

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX and Media Release

Viralytics strengthens US patent portfolio

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30 March 2009, Sydney: Viralytics Limited (ASX: VLA) has been granted a key patent by US authorities covering the use of Echoviruses (including EVATAK™) for the treatment of all cancers expressing the integrin $\alpha_2\beta_1$ molecule.

EVATAK™ is the trade name for Viralytics' proprietary formulation of the Echovirus Type 1 (EV1). EV1 attach to the outside of cells, using a specific 'receptor' on the cell's surface (like a key fitting a lock). EV1 uses the receptor, integrin $\alpha_2\beta_1$ to bind and infect target cells. Types of cancer cells that express high levels of the integrin $\alpha_2\beta_1$ molecule on their surface include ovarian, prostate and gastric cancers.

Professor Darren Shafren (Chief Scientific Officer and inventor of the technology) said, "The granting of this US patent significantly increases Viralytics' intellectual property portfolio, which already includes both US and European patents for a subset of Coxsackie A group viruses including CAVATAK™, our lead product."

The US patent provides Viralytics protection over the exclusive use of integrin $\alpha_2\beta_1$–binding Echoviruses, including EVATAK™ in the US until 2023.

The granted US patent (Patent No. 7,485,292) is entitled: "METHOD OF TREATING A MALIGNANCY IN A SUBJECT VIA DIRECT PICORNAVIRAL-MEDIATED ONCOLYSIS".

Paul Hopper
Chairman

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). EVATAK™ is the trade name for Viralytics' proprietary formulation of the Echovirus Type 1 (EV1). CVA21 and EV1 are viruses that occur naturally in the community. CVA21 and EV1 attach to the outside of cells, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses the receptors, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF) to bind and infect target cells. Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others. EV1 uses the receptor, integrin $\alpha2\beta1$ to bind and infect target cells. Integrin $\alpha2\beta1$ has been demonstrated to be highly expressed on multiple cancer types, including: prostate cancer, ovarian cancer and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351